Exhibit 99.1

Canadian Solar Completes the Sale of Two Solar Power Plants to TransCanada

GUELPH, Ontario, October 2, 2013 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., has completed the sale of two solar power plants, Brockville 2 and Burritts Rapids, totalling 16.0 megawatt AC and valued at over C$95.0 million ($92.2 million), to TransCanada Corporation (TSX, NYSE: TRP) (“TransCanada”) on September 30, 2013

“We are delighted to announce the completion of the sale of these two projects, underscoring the success of our partnership with TransCanada, one of North America’s most successful energy infrastructure companies,” commented Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar Inc. “The Canadian Solar team has now taken several large solar power projects from the very initial stages of development all the way through design, engineering, construction and final sale to the end customer. Our proven solar project experience, global brand, and comprehensive partner network — encompassing financing through construction — sets Canadian Solar apart and positions us as a leading provider of solar power solutions with global reach.”

The Brockville 2 solar power plant totals 9.0 megawatt AC and is located in the city of Brockville in Eastern Ontario. The Burritts Rapids solar power plant totals 7.0 megawatt AC and is located in the city of Ottawa in Eastern Ontario. These two projects are part of the nine solar power plant portfolio totaling 86 megawatts AC that Canadian Solar Solutions Inc. has agreed to build and sell to TransCanada for approximately C$470 million. This transaction follows the previously announced closing of the sale of Brockville 1 to TransCanada on June 28, 2013.

About TransCanada

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

About Canadian Solar

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.